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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)

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            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

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                             MONSTER WORLDWIDE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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      Options to Purchase Shares of Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

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                                    611742107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                  Charles Baker
                 Senior Vice President - Chief Financial Officer
                             Monster Worldwide, Inc.
                          622 Third Avenue, 39th Floor
                               New York, NY 10017
                                 (212) 351-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Martin Nussbaum, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 698-3500

                            CALCULATION OF FILING FEE

         Transaction valuation*                   Amount of filing fee**
         ----------------------                   ----------------------
               $4,051,474                                 $124.38

* The "transaction valuation" set forth above is based on the closing market price on February 28, 2007 of $49.86 per share of common stock of Monster Worldwide, Inc., and assumes that all eligible existing options to purchase 81,257 shares of common stock of Monster Worldwide, Inc. will be amended pursuant to this offer, which may not occur. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of transaction valuation.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:                   Not applicable.
      Form or Registration No.:                 Not applicable.
      Filing party:                             Not applicable.
      Date filed:                               Not applicable.

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third party tender offer subject to Rule 14d-1.

      |X|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

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

      This Amendment No. 2 amends and supplements the Schedule TO (the "Schedule TO") filed by Monster Worldwide, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on March 13, 2007 and amended on April 10, 2007, relating to an offer by the Company to amend certain stock options granted to its employees under its 1999 Long Term Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Amend, dated March 13, 2007 (the "Offer to Amend"), which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with any amendments thereto, collectively constitute the "Offer"). Capitalized terms used but not otherwise defined shall have the respective meanings assigned to them in the Offer to Amend.

Item 4. Terms of the Transaction

      Item 4 of the Schedule TO is hereby amended by adding the following sentences:

            The Offer expired at 11:59 p.m., Eastern Time, on March 17, 2007. Pursuant to the Offer, the Company has accepted for amendment options to purchase 80,890 shares of our common stock, which represents 99.5% of the shares of our common stock subject to all Eligible Options. The Company has made promises to pay cash payments in the aggregate amount of $330,508.74 in accordance with the terms of the Offer. We will send via mail to each participant in the Offer a Notice of Expiration of Offer and an Amendment to Stock Option Agreement, substantially in the forms of Exhibits (a)(1)(F) and (a)(1)(G) to the Schedule TO.

      This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MONSTER WORLDWIDE, INC.

                                           By:   /s/ Jonathan Trumbull
                                                 ---------------------------
                                                 Jonathan Trumbull
                                                 Global Controller and Chief
                                                 Accounting Officer

                                           Date: April 18, 2007